EXHIBIT (d)(2)(G)

Total Disability Benefit Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

TOTAL DISABILITY BENEFIT RIDER

POLICY CONTINUATION TO MATURITY DATE IS NOT GUARANTEED

NOTE: The disability benefit provided by this rider is not a "waiver of premium" benefit. The benefit amount is fixed at issue and will be credited to the policy as premiums paid during continued covered disability. The benefit payable to any time is limited to a maximum of 1% of the then current specified amount of the policy to which this rider is attached. On any monthly date during continued covered disability, the benefit paid may result in cash value increases or may require cash value reductions or additional premium payments in order to meet monthly deduction requirements.

BENEFIT. The Company will credit, as premium to the policy, the monthly total disability benefit stated in the schedule, upon receipt of proof  that:

(1) the insured  is totally disabled; and

(2) total disability began while this rider was in force; and

(3) total disability has continued for six consecutive months.

The benefit will begin on the monthly date after the start of the six-month period.

If total disability begins:

(1) before age 60: the benefit will be credited during that disability

(2) on or after age 60, but before age 63: the benefit will be credited only before age 65 and during that disability.

(3) on or after age 63, but before age 65: the benefit will be credited only during the two-year period after that disability begins and while it continues.

The benefit will be continued as payments to the owner  for as long as covered disability continues if the policy is no longer in force.

No benefit will be credited after the maturity date stated in the schedule.

As used in this rider, "age 60," "age 63," and "age 65" means the annual date nearest the insured's  60th, 63rd, and 65th birthdays, respectively.

DEFINITION OF TOTAL DISABILITY: Total disability is disability which:

(1) results from bodily injury or disease; and

(2) lasts for at least six months; and

(3) begins before age 65; and

(4) continuously prevents the insured  from engaging in an occupation for pay or profit. During the first 24 months of total disability, "an occupation" means the regular occupation of the insured  at the time that disability began. After the first 24 months of total disability, "an occupation" means any occupation for which the insured  is or becomes reasonably suited by education, training or experience. "Occupation for pay or profit" includes being a full-time student or a homemaker, if that was the insured's  regular occupation at the time that disability began.

Total disability is also the total and irrevocable loss, by the insured, of:

(1) the sight of both eyes; or

(2) the use of both hands; or

(3) the use of both feet; or

(4) the use of one hand and one foot.

NOTICE AND PROOF OF DISABILITY. Notice  and proof of the insured's  total disability must be given to the Company at its Home Office:

(1) during the life of the insured; and

(2) during the period of total disability; and

(3) within one year after the beginning of total disability.

Failure to give notice  and proof  within the time required will not invalidate a claim if the notice  and proof  were given as soon as was reasonably possible.

Proof of continuance of total disability must be provided as often as the Company reasonably requires. After the first two years of continuous total disability, proof  will not be required more than once a year. Examination of the insured  at the expense of the Company by physicians approved by the Company may be required as a part of any proof. If proof  is not furnished when required, no further benefit will be paid.

EXCLUSION AND LIMITATIONS. No benefit will be paid if disability results from or is contributed to by:

(1) intentionally self-inflicted injury; or

(2) an act of declared or undeclared war while the insured  is a member of any armed forces.

The Company has the right to reduce the monthly benefit if the benefit payable for total disability would disqualify the policy as life insurance under any applicable law or regulation. If this occurs while benefits are payable under this rider, any benefit reduction will be continued during covered disability in the form of payments directly to the owner.

The monthly cost of this rider will also be decreased to reflect any change in the monthly benefit.

TERMINATION OF RIDER. This rider will terminate:

(1) when the policy terminates; or

(2) on the first monthly date after the owner  gives the Company notice; or

(3) at age 65 of the insured. However, this termination will not affect an eligible claim for disability occurring before age 65.

CONTRACT. This rider is made a part of the policy and is based on the application for this rider.

MONTHLY COST OF BENEFIT. The Company will deduct the monthly cost for this rider until the benefit terminates.

RIDER SPECIFICATIONS. The issue date, policy date, benefit amount and monthly cost for this rider are shown in the schedule.

Signed for the Company at Cincinnati, Ohio

Secretary	President